Exhibit 14.2

Adopted and Effective May 3,2005

(Exhibit A to Amended and Restated Code of Business Conduct and Ethics)

Amended and Restated Whistleblower Policy

Procedures for the Submission of Complaints or Concerns

Regarding Financial Statement or other Disclosures, Accounting,

Internal Accounting or Disclosure Controls, Auditing Matters or Violations

of the Alico, Inc., Code of Business Ethics and Conduct

Section 301 of the Sarbanes-Oxley Act requires the Audit Committee of the Board of Directors of Alico, Inc. (the “Company”) to establish procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the submission by employees of the Company and others, on a confidential and anonymous basis, of good faith concerns regarding questionable accounting or auditing matters.

In accordance with Section 301, the Audit Committee has adopted the following procedures:

1. The Company shall promptly forward to the Audit Committee any complaints that it has received regarding financial statement disclosures, accounting, internal accounting or disclosure controls or auditing matters, disclosure violations or violations of its Code of Business Conduct and Ethics.

2. Any employee of the Company may submit, on a confidential, anonymous basis if the employee so desires, any good faith concerns regarding financial statement or other disclosure, accounting, internal accounting or disclosure controls, auditing matters or violations of the Company’s Code of Business Conduct and Ethics. All such concerns shall be set forth in writing and forwarded in a sealed envelope to the Chairman of the Audit Committee, in care of the Board’s Lead Director, Gregory T. Mutz, in an envelope labeled with a legend such as: “To be opened by the Audit Committee only. Being submitted pursuant to the Whistleblower Policy adopted by the Audit Committee.” If an employee would like to discuss any matter with the Audit Committee, the employee should indicate this in the submission and include a telephone number at which he or she might be contacted if the Audit Committee deems it appropriate. Any such envelopes received by the Company’s Lead Director shall be forwarded promptly and unopened to the chairman of the Audit Committee. If the employee would prefer an alternative method of contact, the employee may contact our “Employee Whistleblower Hotline” using the contact information set forth below or may mail a complaint as indicated above to our Employer Whistleblower post office box using the address listed below.

8-K re_ Change in Bylaws, Code of Ethics, Whistleblower, etc.

3. Following the receipt of any complaint submitted hereunder, the Audit Committee will investigate each such matter so reported and take corrective and disciplinary actions, if appropriate, which may include, alone or in combination, a warning or letter of reprimand, demotion, loss of merit increase, bonus or stock options, suspension without pay or termination of employment.

4. The Audit Committee may enlist committee members, Board members, employees of the Company and/or outside legal, accounting or other advisors, as appropriate, to conduct any investigation of complaints regarding financial statement disclosures, disclosure concerns or violations, accounting, internal accounting controls, auditing matters or violations of the Company’s Code of Business Conduct and Ethics. In conducting any investigation, the Audit Committee shall use reasonable efforts to protect the confidentiality and anonymity of the complainant.

5. The Company does not permit retaliation of any kind against employees for complaints submitted hereunder that are made in good faith. Additionally, no employee shall be adversely affected because the employee refuses to carry out a directive which, in fact, constitutes corporate fraud, or is a violation of state or federal law or the Company’s Code of Business Conduct and Ethics.

6. The Audit Committee shall retain as a part of the records of the Audit Committee any such complaints or concerns for a period of no less than seven (7) years.

7. Problems or concerns related to financial statement or other disclosures, accounting, internal or disclosure controls, auditing matters or questions, disclosure violations or violations of the Company’s Code of Business Conduct and Ethics which an employee wishes to discuss or report on a non-confidential or non-anonymous basis should be reported immediately to the Company’s Lead Director using the contact information specified below or if the employee is uncomfortable reporting to such person, the Company’s outside legal counsel using the contact information specified below.

The Lead Director or outside counsel, as the case may be, shall keep a written record of all such reports or inquiries and make monthly reports of the same to the Chairman of the Audit Committee in any month in which an inquiry or complaint is received by them. If the contact is in the nature of an alleged violation of the Company’s Code of Conduct and Ethics or an impropriety with regard to the Company’s financial statements or other disclosures, accounting, internal or disclosure controls, or auditing matters, the allegation shall immediately be relayed by the Lead Director or the Company’s outside legal counsel to the Chairman of the Audit Committee, who shall immediately notify the complainant that the complaint has been received and begin the procedures outlined above.

8-K re_ Change in Bylaws, Code of Ethics, Whistleblower, etc.

Contact Information:

Lead Director

Gregory T. Mutz

125 South Wacker Drive. Suite 3100

Chicago, Illinois 60606

312-984-2600

Audit Committee Chairman

As Appointed by the Board

Outside Legal Counsel

David C. Shobe, Esq.

Fowler White Boggs Banker P.A.

501 East Kennedy Blvd.

Suite 1700

Tampa, FL 33602

Phone 813-222-1123

Whistleblower Hotline or Website

877-778-5463 or www.reportit.net

Whistleblower Mailing Address

P O Box 339

LaBelle, FL 33975

8-K re_ Change in Bylaws, Code of Ethics, Whistleblower, etc.

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